UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 24, 2024

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 343-0697

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

8.5% Senior Secured Bonds

(issued by ROCF II Series, a series of Red Oak Capital Fund Series, LLC, as successor to Red Oak Capital Fund II, LLC)

Item 1. Fundamental Changes

3(a)(9) Exchange

This Current Report on Form 1-U (“Form 1-U”) relates to an offer by ROCF II Series (“ROCF II Series”), a series of Red Oak Capital Fund Series, LLC (the “Company”) to exchange (the “Exchange Offer”) $1,000 in principal amount at maturity of its 9.5% Senior Secured Bonds (Series C Bonds) due 2028 (the “New Bonds”) for each $1,000 in principal amount at maturity of our currently outstanding 8.5% Senior Secured Bonds (Series B Bonds) due 2024 (the “Old Bonds”).

The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Circular dated April 19, 2024 (the “Exchange Circular”) and in the related Letter of Transmittal, which are filed as exhibits to this Form 1-U.

The terms of the New Bonds are similar to the terms of the Old Bonds, except for the following modifications:

•

Interest Rate. The Old Bonds bear interest at a rate equal to 8.5% per year, payable quarterly in arrears on January 31st, April 30th, July 31st and October 31st of each year. The New Bonds will bear interest at a rate equal to 9.5% per year, payable quarterly in arrears on January 25th, April 25th, July 25th and October 25th of each year.

•

Term. The Old Bonds are scheduled to mature on August 1, 2024, subject to our right to extend six months for orderly liquidation (see below) of assets for repayment, which we intend to exercise. The New Bonds will mature four years from the date on which they are issued, which we expect to occur on July 1, 2024.

•

Third Party Debt Covenant. The indenture governing the Old Bonds limits the indebtedness incurred by us, directly or indirectly (including debt of our subsidiaries), to 25% of the outstanding principal of any loans or other assets owned, directly or indirectly, by us. The indenture governing the New Bonds will not have the 25% Debt Covenant.

•

Redemptions at the request of the holder. The Old Bonds allowed holders to request redemption after January 1, 2021. For redemption requests after that date but prior to January 1, 2023, the redemption price was $880 per Old Bond plus accrued but unpaid interest. For redemption requests on or after January 1, 2023, the redemption price was $900 per Old Bond plus accrued but unpaid interest. For redemption requests made as a result of death or disability of the holder, the redemption price was $1,000 per Old Bond plus accrued and unpaid interest. The New Bonds will be redeemable at the election of the Bondholder commencing on the third anniversary of the date of issuance of the New Bonds, which is expected to occur on July 1, 2024. For such redemption requests, the redemption price is $800 per New Bond plus accrued but unpaid interest. For redemption requests made as a result of death or disability of the holder of a New Bond, the redemption price is $900 per New Bond plus accrued and unpaid interest.

•

No Contingent Interest feature. The Old Bonds provided for the potential payment of contingent interest – determined by the multiplying the Spread (the allocable share of revenues minus expenses) by 24%. The New Bonds will not provide for contingent interest – and we do not expect any contingent interest to be paid on the Old Bonds.

•

Orderly Liquidation. At maturity, or if a holder of Old Bonds elects to be redeemed, we may, at our option, extend the maturity of the Old Bonds held by such holder (a “Maturity Extension Period”) for an additional six months to facilitate our redemption of those Old Bonds. If we do so, we must provide written notice of such extension after the election by the Bondholder to be redeemed and at least 60 days prior to the maturity date. The New Bonds provide for a Maturity Extension Period of twelve months rather than six months.

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The Exchange Offer is being made by ROCF II Series pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange Offer commenced on April 24, 2024. The information in the Exchange Circular and the related Letter of Transmittal, copies of which are filed with this Form 1-U as Exhibits 1.1 and 6.1 hereto, respectively, is incorporated herein by reference.

Form of Indentures and Bonds

We expect the Exchange Offer to conclude on June 28, 2024. On the first business day following the conclusion of the Exchange Offer, which we expect to be July 1, 2024, ROCF II Series will enter into an Indenture relating to the New Bonds (the “Indenture”) with UMB Bank, N.A., as the trustee (the “Trustee”), under which the New Bonds will be issued. The New Bonds will have a maturity date of four years from the date of issuance, which we expect to be June 30, 2028.

The foregoing description of the Indenture and the New Bonds is a summary and is qualified in its entirety by reference to the complete text of the Indenture (which includes the form of the New Bond), a copy of which is filed as Exhibit 3.5 to this Current Report on Form 1-U.

Item 3. Material Modification to Rights of Securityholders

The information required by this Item 3 is contained in Item 1 and is incorporated by reference herein.

Item 8. Certain Unregistered Sales of Equity Securities

The information required by this Item 8 is contained in Item 1 and is incorporated by reference herein.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Exchange Circular dated April 19, 2024*
3.1

Form of Indenture related to notes issued by Red Oak Capital Fund II, LLC (the predecessor to ROCF II Series of Red Oak Capital Fund Series, LLC) (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.2

Form of Series B Bond issued by Red Oak Capital Fund II, LLC (the predecessor to ROCF II Series of Red Oak Capital Fund Series, LLC) (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.3

First Supplemental Indenture dated September 20, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.4 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.4

Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.4 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.5

Pledge and Security Agreement executed by Red Oak Capital Fund II, LLC (the predecessor to ROCF II Series of Red Oak Capital Fund Series, LLC) (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.6	Form of Indenture related to ROCF II Series’ 9.5% Senior Secured Bonds (Series C Bonds) due 2028 between ROCF II Series, a series of Red Oak Capital Fund Series, LLC and UMB, N.A., as trustee*
3.7

Form of Pledge and Security Agreement, between ROCF II Series, a series of Red Oak Capital Fund Series, LLC and UMB, N.A., as trustee, relating to the ROCF II Series’ 9.5% Senior Secured Bonds (Series C Bonds) due 2028*

6.1	Letter of Transmittal*
6.2	Letter to Brokers*
6.3	Letter to Clients*
12.1	Form of Opinion of Nelson Mullins Riley & Scarborough, LLP**

* Filed herewith

** To be filed by amendment

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND SERIES, LLC By: Red Oak Capital GP, LLC, its manager

Date: April 29, 2024	By:	/s/ Robert R. Kaplan
	Title:	Authorized Signatory

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